UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of September 2005

0-30842

(Commission File Number)

ASAT Holdings Limited

(Exact name of Registrant as specified in its Charter)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):             .

On September 15, 2005, the Company issued a press release announcing its first quarter of fiscal 2006 financial results. A copy of the press release is attached as Exhibit 99.1.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT HOLDINGS LIMITED

Date: September 16, 2005

By:	/s/ ARTHUR TSUI
Arthur Tsui
Chief Financial Officer

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INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press Release dated September 15, 2005, announcing its first quarter of fiscal 2006 financial results.

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Exhibit 99.1

ASAT Holdings Limited Reports First Quarter

Fiscal 2006 Financial Results

HONG KONG and PLEASANTON, Calif. – Sept. 15, 2005 – ASAT Holdings Limited (Nasdaq: ASTT), a global provider of semiconductor package design, assembly and test services, today announced financial results for the first quarter of fiscal 2006, ended July 31, 2005.

Net revenue in the first quarter of fiscal 2006 was $41.9 million, compared with net revenue of $44.0 million in the fourth quarter of fiscal 2005.

Net loss in the first quarter of fiscal 2006 was $9.7 million, or a loss of $0.07 per American Depository Share (ADS). First quarter fiscal 2006 net loss compares with a net loss of $36.7 million, or a loss of $0.27 per ADS for the fourth quarter of fiscal 2005. Fourth quarter net loss included a one-time non-cash charge of $19.9 million for the write-off and impairment of property, plant and equipment, a charge of $4.6 million consisting of cash, warrants and rebates on future business associated with a settlement agreement with Freescale Semiconductor, Inc., and a one-time cash charge of $215,000 associated with a headcount reduction in Hong Kong.

“Revenue from China was up 65 percent sequentially and accounted for approximately 26 percent of our total first quarter revenue. This positive revenue growth in China demonstrates that we are making good progress moving our manufacturing to China from Hong Kong,” said Robert J. Gange, president and chief executive officer of ASAT Holdings Limited. “Production levels in China increased throughout the quarter and we expect this trend will continue in the second quarter. In addition, our second building in China was recently completed and we have started qualifying customers in this new facility.”

“Last month we reached agreements that will strengthen our balance sheet with the signing of definitive agreements with our two largest shareholders for $30 million in financing,” said Arthur C. Tsui, chief financial officer of ASAT Holdings Limited. “We believe these additional financing arrangements, the first portion of which is expected to be completed in the October quarter, will provide us with the appropriate level of capital we need to complete the transition of our manufacturing to China. This transition is scheduled to be completed by the middle of calendar 2006.”

Additional First Quarter Results

•	Net revenue for assembly was $38.5 million

•	Net revenue for test was $3.4 million

•	Capital expenditures were $5.7 million

•	Cash at the end of the first quarter was $19.1 million

Recent Management Appointments

The Company recently made key appointments to its executive team, including Robert J. Gange, who was formerly the chief financial officer of ASAT Holdings, as president and chief executive officer; Arthur C. Tsui, who was formerly the corporate controller at ASAT Holdings, as chief financial officer; and Kenneth A. Sicz, who was formerly the director of quality and reliability assurance at ChipPAC Inc., as vice president of worldwide customer quality.

Second Quarter Fiscal 2006 Outlook and Guidance

In the second quarter of fiscal 2006, ending October 31, 2005, the Company expects revenue to be between $42 million and $45 million.

Upcoming Investor Conference

ASAT management is scheduled to present at the Bank of America Annual Investor Conference in San Francisco on Monday, September 19 at 2:00 p.m. PT. Those wishing to listen to management’s presentation can access the webcast via the investor relations section of the Company’s website at www.asat.com.

Conference Call and Webcast

ASAT Holdings Limited is scheduled to hold a conference call to discuss the financial results and other financial matters in its first quarter of fiscal 2006 today at 5:00 p.m. ET/2:00 p.m. PT. To access the call, dial (973) 935-2100. A live webcast of the call will also be available via the investor relations section of the Company’s website at www.asat.com. A replay of the call will be available until September 22, 2005. To access the replay, dial (973) 341-3080. You will need to reference the passcode: 6434927.

ASAT Holdings Limited

ASAT Holdings Limited is a global provider of semiconductor assembly, test and package design services. With 17 years of experience, the Company offers a definitive selection of semiconductor packages and world-class manufacturing lines. ASAT’s advanced package portfolio includes standard and high thermal performance fine pitch ball grid arrays, leadless plastic chip carriers, thin array plastic packages, system-in-package and flip chip. The Company has locations in the United States, Asia and Europe. ASAT Inc. is a wholly owned subsidiary of ASAT Holdings Limited and the exclusive representative of its services in North America.

Safe Harbor

This news release contains statements and information that involve risks, uncertainties and assumptions. These statements and information constitute “forward-looking statements” within the meaning of federal securities laws including Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements, including statements regarding expected revenues in the current fiscal quarter, trends in production levels in China, the timing of the closing of the $30 million financing from the Company’s shareholders, and our capital needs, involve known and unknown risks, uncertainties, assumptions and other factors that could cause the actual performance, financial condition or results of operations of ASAT Holdings Limited to differ materially from those expressed or implied in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those contained in these statements as a result of a variety of factors, including conditions in the overall semiconductor market and economy, the need for additional funding and the risk that the shareholder financing may not be obtained, our progress in ramping the new China facility, acceptance and demand for the Company’s products and services, operational and technological risks and revisions to the preliminary unaudited financial results which may occur during preparation of financial statements and disclosures. The risks, uncertainties and other factors also include, among others, our ability to successfully implement our diversification strategy and our long-term growth strategy, our ability to continue to realize operational efficiencies and improvements to our cost structure, and those risks, uncertainties, assumptions and other factors stated in the section entitled “Risk Factors” in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on August 2, 2005. The forward-looking statements in this release reflect the current beliefs and expectations of the Company as of this date, and the Company undertakes no obligation to update these projections and forward-looking statements to reflect actual results or events or circumstances that occur after the date of this news release.

For further information, please contact:

Robert J. Gange	Jim Fanucchi
President and CEO	Summit IR Group Inc.
ASAT Holdings Limited	408.404.5400
852.2439.8788	ir@asat.com
ir@asat.com

Revenue Breakdown by Market Segment

	Three Months Ended
	July 31, 2005	April 30, 2005
Market Segment	% of Net Revenue	% of Net Revenue
	(Unaudited)
Communications	48	49
Automotive/Industrial & Other	34	26
Consumer	6	17
PC/Computing	12	8

Revenue Breakdown by Region

	Three Months Ended
	July 31, 2005	April 30, 2005
Region	% of Net Revenue	% of Net Revenue
	(Unaudited)
United States	77	86
Europe	9	7
Asia	14	7

Revenue Breakdown by Customer Type

	Three Months Ended
	July 31, 2005	April 30, 2005
Customer Type	% of Net Revenue	% of Net Revenue
	(Unaudited)
Fabless	54	63
IDM	46	37

Summary financial data follows:

ASAT Holdings Limited

Consolidated Statements of Operations

(USD in thousands, except ADS and share data)

For the three months ended July 31, 2005, April 30, 2005 and July 31, 2004

	Three Months Ended
	July 31, 2005 (Unaudited)	April 30, 2005 (Unaudited)	July 31, 2004 (Unaudited)
Net Sales	41,900	44,035	55,549

Cost of sales (Note A)	41,016	42,876	48,785

Gross profit	884	1,159	6,764

Operating expenses:
Selling, general and administrative	6,056	7,709	6,719
Research and development	1,209	1,033	1,204
Reorganization charge (Note B)	—	215	—
Litigation settlement (Note C)	—	4,603	—
Impairment of property, plant and equipment (Note D)	—	19,944	—

Total operating expenses	7,265	33,504	7,923

Loss from operations	(6,381)	(32,345)	(1,159)
Other income, net	490	207	51
Interest expense:
- amortization of deferred charges	(252)	(250)	(235)
- third parties	(3,600)	(3,592)	(3,469)

Loss before income taxes	(9,743)	(35,980)	(4,812)
Income tax expense	(5)	(743)	(5)

Net loss	(9,748)	(36,723)	(4,817)

Net loss per ADS:
Basic and diluted:
Net loss	$(0.07)	$(0.27)	$(0.04)

Basic and diluted weighted average number of ADS outstanding	135,725,131	135,665,379	135,504,008

Net loss per ordinary share:

Basic and diluted:
Net loss	$(0.01)	$(0.05)	$(0.01)

Basic and diluted weighted average number of ordinary shares outstanding	678,625,655	678,326,895	677,520,040

Note A:	Includes $176, $748 and $678 inventory write-down for the three months ended July 31, 2005, April 30, 2005 and July 31, 2004, respectively.

Note B:	Includes $215 charge associated with a headcount reduction of approximately 160 workers in the Company’s Hong Kong operations in the three months ended April 30, 2005.

Note C:	Represents a settlement amount of $4,603 consisting of cash, warrants and rebates on future business associated with a settlement agreement that was executed with Freescale Semiconductor, Inc. in July 2005.

Note D:	Represents $19,944 charge for the write-off and impairment related to certain property, plant and equipment in the three months ended April 30, 2005.

ASAT Holdings Limited

Consolidated Balance Sheets

(USD in thousands)

As of July 31, 2005, April 30, 2005 and July 31, 2004

	July 31, 2005 (Unaudited)	April 30, 2005 (Unaudited)	July 31, 2004 (Unaudited)
ASSETS

Current assets:
Cash and cash equivalents	19,147	32,717	55,123
Accounts receivable, net	19,285	17,680	24,610
Inventories	17,706	18,139	20,056
Prepaid expenses and other current assets	8,070	7,155	6,953

Total current assets	64,208	75,691	106,742

Property, plant and equipment, net (Note E)	90,238	93,812	107,484
Deferred charges, net	6,045	6,297	5,988
Other non-current assets	2,304	2,946	—

Total assets	162,795	178,746	220,214

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY

Current liabilities:
Short-term bank loan	1,232	4,227	—
Accounts payable	28,711	26,415	32,733
Accrued liabilities	12,410	18,766	8,303
Current portion of capital lease obligations	2,097	1,737	—

Total current liabilities	44,450	51,145	41,036

9.25% senior notes due 2011	150,000	150,000	150,000
Capital lease obligations, net of current portion	3,639	4,057	—

Total liabilities	198,089	205,202	191,036

Shareholders’ (deficit) equity:

Common stock	6,857	6,855	6,849
Treasury stock	(71)	(71)	(71)
Additional paid-in capital	231,889	231,108	231,275
Deferred stock-based compensation	(250)	(393)	(681)
Accumulated other comprehensive loss	(250)	(234)	(81)
Accumulated deficits	(273,469)	(263,721)	(208,113)

Total shareholders’ (deficit) equity	(35,294)	(26,456)	29,178

Total liabilities and shareholders’ (deficit) equity	162,795	178,746	220,214

Note E:	Includes equipment leased under capital leases with a cost of $5,665 less accumulated depreciation of $880 and $511, after impairment charge, as of July 31, 2005 and April 30, 2005, respectively. No equipment was held under capital lease as of July 31, 2004. Depreciation is provided on a straight-line basis over the term of the leases.

ASAT Holdings Limited

Consolidated Statements of Cash Flows

(USD in thousands)

For the three months ended July 31, 2005, April 30, 2005 and July 31, 2004

	Three Months Ended
	July 31, 2005 (Unaudited)	April 30, 2005 (Unaudited)	July 31, 2004 (Unaudited)
Operating activities:
Net loss	(9,748)	(36,723)	(4,817)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization:
Property, plant and equipment	6,914	8,415	7,028
Deferred charges	252	250	235
Loss on disposal of property, plant and equipment	1	—	120
Non-cash impairment of property, plant and equipment	—	19,944	—
Amortization of stock-based compensation	(76)	(55)	62

Changes in operating assets and liabilities:
Accounts receivable, net	(1,605)	2,572	1,814
Inventories	291	(208)	1,255
Prepaid expenses and other current assets	(915)	(229)	(1,255)
Other non-current assets	642	14	—
Accounts payable	4,793	(2,376)	(2,935)
Accrued liabilities	(5,374)	10,717	(3,737)

Net cash (used in) provided by operating activities	(4,825)	2,321	(2,230)

Investing activities:
Acquisition of property, plant and equipment	(5,696)	(13,634)	(5,313)

Net cash used in investing activities	(5,696)	(13,634)	(5,313)

Financing activities:
Increase in short-term bank loan	—	4,831	—
Repayment of short-term bank loan	(2,995)	(604)	—
Proceeds from stock options exercised	20	15	177
Payment of debt issuance costs	—	(68)	(95)
Payment of other deferred charges	—	(510)	—
Repayment of capital lease obligations	(58)	(406)	—

Net cash (used in) provided by financing activities	(3,033)	3,258	82

Net decrease in cash and cash equivalents	(13,554)	(8,055)	(7,461)
Cash and cash equivalents at beginning of period	32,717	40,810	62,610
Effects of foreign exchange rates change	(16)	(38)	(26)

Cash and cash equivalents at end of period	19,147	32,717	55,123

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest expense	7,002	126	7,130
Income taxes	624	—	5